UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

ENOVA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29357K103

(CUSIP Number)

Eleftheria Kollosi

Archiepiskopou Makariou III, 73,

Methonis Tower, 7th Floor, Flat/office 703,

P.C. 1070, Nicosia, Cyprus

with a copy to

Alex Kravchenko

Vlad Dulgerov

8 Presnenskaya Naberezhnaya, Building 1, office. 12B,

Moscow 123317, Russia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Nakula Management Limited 00-0000000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,701,571 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,701,571 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,571 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person is the direct beneficial owner of approximately 8.1% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eleftheria Kollosi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,701,571 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,701,571 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,571 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 8.1% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mr. Oleg V. Boyko
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia, Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,701,571 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,701,571 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,571 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 8.1% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2015, as amended by Amendment No. 1 filed with the SEC on September 28, 2015, Amendment No. 2 filed with the SEC on October 16, 2015 and Amendment No. 3 filed with the SEC on November 9, 2015 (the “Schedule 13D”) is being filed on behalf of Nakula Management Limited, a Cyprus limited liability company (“Nakula”), Eleftheria Kollosi, the sole director of Nakula (“Ms. Kollosi”), and Mr. Oleg V. Boyko, the ultimate beneficial owner of Nakula (“Mr. Boyko” and, collectively with Nakula and Ms. Kollosi, the “Reporting Persons”), relating to Common Stock ($.00001 par value) (the “Common Stock”) of Enova International, Inc. (“Enova”).

This Amendment relates to Common Stock of Enova sold by Nakula (the “Nakula Account”). Nakula may direct the vote and disposition of the 2,701,571 shares of Common Stock that it holds directly. Each of Ms. Kollosi, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may direct the vote and disposition of the 2,701,571 shares of Common Stock held by the Nakula Account.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

(a) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Nakula Management Limited (“Nakula”), a Cyprus limited liability company;

(ii)	Eleftheria Kollosi; and

(iii)	Oleg V. Boyko.[1]

The Statement, as hereby amended, relates to the shares of Common Stock held for the account of Nakula. See Item 5.

(b) Nakula is a limited liability company incorporated under the laws of the Republic of Cyprus. Nakula’s and Ms. Kollosi’s principal address are Archiepiskopou Makariou III, 73, Methonis Tower, 7th Floor, Flat/office 703, P.C. 1070, Nicosia, Cyprus.

Mr. Boyko’s business address is: 8 Presnenskaya Naberezhnaya., building 1, office. 12B, Moscow 123317, Russia.

(c) The principal business of Nakula is to function as a holding company. Nakula is part of Finstar Financial Group, a diversified private equity investment group, and is ultimately beneficially owned by Mr. Oleg V. Boyko. Other than Ms. Kollosi, the director of Nakula, Nakula does not have any executive officers or directors.

[1]	Mr. Boyko holds the shares of Common Stock through Feldmans Services Limited, as trustee/nominee.

Ms. Kollosi’s principal business occupation is acting as a director or officer on behalf of various companies on behalf of Feldmans Services Limited. She is employed by Feldmans Management (Overseas) Limited.

Mr. Boyko’s principal occupation is president of Finstar Financial Group, a diversified private equity investment group.

(d)/(e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship

(i) Nakula is a limited liability company incorporated under the laws of the Republic of Cyprus;

(ii) Ms. Kollosi is a citizen of Greece; and

(iii) Mr. Boyko is a citizen of Russia and Italy.

Item 4. Purpose of Transaction.

The final paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following two paragraphs:

Subject to various factors (including, without limitation, Enova’s business and prospects, the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic and industry conditions, future developments at Enova and applicable law and relationship with management), the Reporting Persons generally intend to dispose of the shares of Common Stock they beneficially own. The Reporting Persons may, however, depending on market conditions, acquire securities of Enova. Any purchases or dispositions of securities in Enova may be in the open market or privately-negotiated transactions or otherwise. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in Enova; there can be no assurance that the Reporting Persons will acquire or dispose of securities of Enova.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and restated to read as follows:

(a) Nakula is the direct beneficial owner of 2,701,571 shares of Common Stock, representing approximately 8.13% of Enova’s outstanding Common Stock. Each of Nakula, Ms. Kollosi, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may be deemed the beneficial owner of the 2,701,571 shares of Common Stock, representing approximately 8.13% of Enova’s outstanding Common Stock, held by the Nakula Account.

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Enova (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

*	The calculated percentages are based on 33,214,594 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 2, 2016.

Mr. Boyko holds the shares of Nakula through Feldmans Services Limited, which serves as his nominee.

(b) Each of Nakula and Mr. Boyko may be deemed to have sole power to direct the voting and disposition of 2,701,571 shares of Common Stock held directly. Ms. Kollosi has the sole ability to vote the 2,701,571 shares of Common Stock held by the Nakula Account.

Item 5(c) is supplemented as follows:

(c) The following sales of a total of 547,768 shares of Common Stock were made by Nakula in the last 60 days in the open market with and through broker dealers, inclusive of any transaction effective through 4:00 P.M. New York City time on November 14, 2016. All prices reported include commissions.

Date	Quantity	Price, USD
November 7, 2016	50,000	$8.90
November 7, 2016	50,000	$8.88
November 8, 2016	40,919	$8.84
November 9, 2016	100,000	$9.33
November 9, 2016	46,904	$9.35
November 10, 2016	50,645	$9.44
November 10, 2016	50,000	$9.69
November 11, 2016	100,000	$9.95
November 14, 2016	59,300	$10.76

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Nakula has entered into a Share Sale and Purchase Agreement (the “PSA”) with 4Finance Holding S.A., dated November 8, 2016. The PSA contemplated the sale of 373,000 shares of Common Stock for €3,000,000 (the “Purchase Price”) with a delayed settlement date of ten business days. Nakula had the option to terminate the PSA by returning the Purchase Price plus an interest rate payment. The PSA was subsequently terminated on November 11, 2016, in accordance with its terms, and no settlement was made.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: November 15, 2016

NAKULA MANAGEMENT LIMITED

By:

/s/ Eleftheria Kollosi

Name: Eleftheria Kollosi

Title: Director

Date: November 15, 2016

ELEFTHERIA KOLLOSI

/s/ Eleftheria Kollosi

Date: November 15, 2016

OLEG V. BOYKO

/s/ Oleg V. Boyko